

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2021

Jay Taragin
Chief Financial Officer
AltC Acquisition Corp.
640 Fifth Avenue, 12 th Floor
New York, NY 10019

      Re: AltC Acquisition Corp.
          Registration Statement on Form S-1
          Filed March 15, 2021
          File No. 333-254263

Dear Mr. Taragin:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum provisions in the warrant agreement and your amended and restated certificate of incorporation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction

cc: Barbra Broudy